Filed Pursuant to Rule 433

Registration Statement No. 333-280933

January 8, 2025

REPUBLIC OF INDONESIA

Pricing Term Sheet

Issuer:	Republic of Indonesia (the “Republic”)

Specified Currency:	Euro

Principal Amount:	€700,000,000	€700,000,000

Public Offering Price	99.716%	98.835%

Gross Proceeds	€698,012,000	€691,845,000

Underwriting Discounts and Commission:	€279,204.80	€276,738

Net Proceeds (Before Expenses):	€697,732,795.20	€691,568,262

Interest Rate:	3.875%	4.125%

Interest Payment Date:	Interest will be paid on January 15 of each year, commencing on January 15, 2026

Maturity Date:	January 15, 2033	January 15, 2037

Benchmark:	DBR 2.30% 02/15/2033	DBR 4.00% 01/04/2037

Benchmark Yield:	2.427%	2.656%

Spread to Benchmark:	+149bps	+159.5bps

Spread to Swap:	+145bps	+170bps

Benchmark Swap:	8 year EUR Mid Swap Rate	12 year EUR Mid Swap Rate

Swap Rate:	2.467%	2.551%

Re-offer Yield:	3.917%	4.251%

Optional Redemption:	The Republic will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the Bonds, in whole or in part, at any time or from time to time on or after the date that is six months prior to the maturity date of the Bonds, prior to their maturity, at a redemption price equal to the principal amount thereof, plus interest accrued but not paid on the principal amount of such Bonds to the date of redemption

Specified Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Settlement Date (T+5):	January 15, 2025

Day Count:	Actual/Actual (ICMA)

Listing:	Expected listing of the Bonds on the Singapore Exchange Securities Trading Limited and the Frankfurt Stock Exchange

Joint Lead Managers/Underwriters:	Australia and New Zealand Banking Group Limited, Merrill Lynch (Singapore) Pte. Ltd., The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities plc and Standard Chartered Bank

Domestic Dealers:	PT BRI Danareksa Sekuritas and PT Trimegah Sekuritas Indonesia Tbk

Billing and Delivery:	Merrill Lynch (Singapore) Pte. Ltd.

Security Identifiers:	XS2974517075	XS2970332552

MiFID II professionals/ECPs-only — Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

UK MiFIR professionals/ECPs-only — Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

No EU PRIIPs or UK PRIIPs KID: No EU PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or the UK.

The Republic has filed a registration statement (including a prospectus) and other documents with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Republic has filed with the SEC for more complete information about the Republic and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by contacting Merrill Lynch (Singapore) Pte. Ltd. by calling 1-800-294-1322.

A preliminary prospectus supplement dated January 8, 2025 can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1719614/000119312525003175/d837303d424b3.htm

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.